Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2014 and the unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2015, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, October 28, 2015. Unless noted otherwise, all amounts shown are in thousands of dollars, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing and amount of estimated future production and grades and associated cash operating costs per ounce; estimates of mineral reserves and mineral resources, including grades; the timing for transforming and the ability to transform Wassa and Prestea into lower cost producers; production, cash operating cost and capital spending guidance for the Company's operations at Wassa and Bogoso/Prestea in 2015; production from the Prestea Open Pits; the results of the Wassa feasibility study for combined operations and the Prestea underground preliminary economic assessment, including the post-tax internal rate of return, net present value (including assumed discount rates) and payback period; timing for first production from each of Wassa Underground Mine and Prestea Underground Mine; the life of mine at each of Wassa, Wassa Underground Mine and Prestea Underground Mine; capital costs, cash operating costs and all-in sustaining costs for each of Wassa Underground Mine and Prestea Underground Mine, and future work to be completed at each of Wassa Underground Mine and Prestea Underground Mine; the rate of decline advance at Wassa Underground and the timing for the transfer from generator to grid power; timing of receipt of outstanding environmental permits and funding at Prestea Underground Mine; the timing for the commencement of stoping at Prestea Underground; the timing of mining operations at Prestea South; the timing of the Prestea Underground feasibility study; the sources of funds and sufficiency thereof to fund operations and capital expenditures; employee severance to be incurred and expensed in 2015; the timing and amount of payments from the Streaming Agreement (as referred to herein); working capital, debt repayments and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including, pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2014. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2014 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on Preliminary Economic Assessment for the Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana” effective date December 18, 2014.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
OPERATING SUMMARY		2015	2014	2015	2014
Wassa gold sold	oz	28,848	22,716	76,871	87,000
Bogoso/Prestea gold sold	oz	23,050	38,454	93,404	101,703
Total gold sold	oz	51,898	61,170	170,275	188,703
Average realized gold price	$/oz	1,088	1,271	1,167	1,284

Cash operating cost per ounce - Wassa[1]	$/oz	770	1,072	923	990
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	1,261	1,041	1,164	1,296
Cash operating cost per ounce[1]	$/oz	988	1,052	1,056	1,155
All-in sustaining cost per ounce[1]	$/oz	1,151	1,222	1,237	1,325

FINANCIAL SUMMARY
Gold revenues	$'000	56,452	77,758	198,767	242,329
Cost of sales excluding depreciation and amortization	$'000	55,199	70,774	206,140	233,502
Depreciation and amortization	$'000	5,525	6,271	30,285	18,069
Mine operating (loss)/margin	$'000	(4,272)	713	(37,658)	(9,242)
General and administrative expense	$'000	3,299	3,722	11,760	13,548
(Gain)/loss on fair value of 5% Convertible Debentures	$'000	(4,911)	(5,743)	91	2,039
Impairment charges	$'000	—	—	34,396	—

Net (loss)/income attributable to Golden Star shareholders	$'000	(6,832)	2,593	(81,462)	(24,924)
Adjusted net loss attributable to Golden Star shareholders[2]	$'000	(10,831)	(1,325)	(35,766)	(21,060)
(Loss)/earnings per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.03)	0.01	(0.31)	(0.10)
Adjusted loss per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.04)	(0.01)	(0.14)	(0.08)
Cash provided by/(used in) operations	$'000	45,341	(909)	47,515	(1,905)
Cash provided by/(used in) operations before working capital changes[3]	$'000	38,508	1,855	28,417	(7,141)
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.17	(0.01)	0.18	(0.01)
Cash provided by/(used in) operations before working capital changes per share - basic and diluted[3]	$/share	0.15	0.01	0.11	(0.03)

Capital expenditures	$'000	17,789	5,952	43,325	24,436
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders to net loss attributable to Golden Star shareholders and net loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by/(used in) operations before working capital changes and cash used in operations before working capital changes per share.

•
Gold sales of 51,898 ounces in the third quarter of 2015 were 15% lower than the 61,170 ounces sold in the same period in 2014. Bogoso/Prestea gold sales decreased by 40% in the third quarter of 2015 compared to the same period in 2014 mainly as a result of lower plant throughput, lower ore grade processed and lower recovery at the refractory operation as the final refractory ounces were mined during the third quarter of 2015 prior to the suspension of the refractory operation at the end of the quarter. Wassa gold sales increased by 27% due mainly to higher plant throughput, higher grade processed and higher recovery. For the nine months ended September 30, 2015, gold sales of 170,275 ounces were 10% lower than the 188,703 ounces sold in the same period in 2014, due to the lower throughput at both operations.

•
Consolidated cash operating cost per ounce was $988 in the third quarter of 2015, 6% lower than $1,052 in the same period in 2014. Wassa's cash operating cost per ounce was $770 in the third quarter of 2015 compared to $1,072 in the same period in 2014. The lower cash operating cost per ounce at Wassa was due to the implementation of cost cutting measures resulting in a decline in mine operating expense. The lower cash operating cost per ounce at Wassa was offset by the higher cash operating cost per ounce at Bogoso/Prestea. Even though cash operating cost at Bogoso/Prestea was 27% lower in the third quarter of 2015 compared to the third quarter of 2014, cash operating cost per ounce was higher due to lower refractory production as refractory operation was suspended at the end of the third quarter of 2015. For the nine months ended September 30, 2015, consolidated cash operating cost per ounce was $1,056 compared to $1,155 in the same period in 2014.

•
Gold revenues totaled $56.5 million in the third quarter of 2015, compared to $77.8 million in the same period in 2014. For the nine months ended September 30, 2015, gold revenue totaled $198.8 million compared to $242.3 million in the same period in 2014. The decline in realized gold price and fewer ounces sold resulted in the decrease in revenue for both the three and nine months period ended September 30, 2015 compared to the same periods in 2014.

•
Cost of sales excluding depreciation and amortization in the third quarter of 2015 totaled $55.2 million compared to $70.8 million in the same period in 2014. The decrease of cost of sales excluding depreciation and amortization was due to decrease in mine operating expenses at both Wassa and Bogoso/Prestea mines. Even though Wassa mined and processed more tonnes, mine operating expense reduced by 26% as a result of cost cutting measures implemented. Bogoso/Prestea cost of sales excluding depreciation and amortization reduced by 31% compared to the same prior year quarter primarily as a result of the suspension of the refractory operation and the commencement of mining and processing of lower cost Prestea oxide ore through the non-refractory plant. For the nine months ended September 30, 2015, cost of sales excluding depreciation and amortization totaled $206.1 million compared to $233.5 million in the same period in 2014. Lower mine operating expenses as a result of less material mined at Bogoso/Prestea and lower mining and haulage costs at Wassa for the first nine months of 2015 were offset by the $14.9 million severance charges recognized in the period.

•
Depreciation and amortization expense totaled $5.5 million in the third quarter of 2015 compared to $6.3 million in the same period in 2014. The decrease in depreciation and amortization expense was mainly due to lower production at Bogoso/Prestea as well as the impairment charge on the refractory assets recorded in the second quarter of 2015. For the nine months ended September 30, 2015, depreciation and amortization expense increased to $30.3 million from $18.1 million in the same period in 2014. The increase in depreciation and amortization expense for the nine months ended September 30, 2015 is a result of the decrease in recoverable ounces at the Bogoso/Prestea operation in 2015, offset slightly by the lower production at Wassa.

•
General and administrative costs totaled $3.3 million in the third quarter of 2015, compared to $3.7 million in the same period in 2014. For the nine months ended September 30, 2015, general and administrative costs totaled $11.8 million compared to $13.5 million in the same period in 2014. The decrease in head office costs for the three and nine months ended September 30, 2015 compared to the same periods in 2014 were mainly due to decrease in legal fees and share based compensation during the current year.

•
The Company recorded a non-cash fair value gain of $4.9 million on the 5% Convertible Debentures in the third quarter of 2015 compared to a non-cash fair value gain of $5.7 million in the same period in 2014. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The non-cash fair value gain in the third quarter of 2015 was a result of an increase in the the risk profile of the 5% Convertible Debentures. For the nine months ended September 30, 2015, the Company recorded a non-cash fair value loss of $0.1 million on the 5% Convertible Debentures compared to a non-cash fair value loss of $2.0 million in the same period in 2014.

•
Net loss attributable to Golden Star shareholders for the third quarter of 2015 totaled $6.8 million or $0.03 loss per share, compared with a net income of $2.6 million or $0.01 earnings per share for the same period in 2014. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $10.8 million in the third quarter of 2015, compared to $1.3 million for the same period in 2014. For the three months ended September 30, the net loss in 2015 compared to net income in 2014 is a result of lower production, lower realized gold price and higher finance expense. For the nine months ended September 30, 2015, net loss attributable to Golden Star shareholders totaled $81.5 million compared to $24.9 million for the same period in 2014. This decrease is due primarily to the $34.4 million impairment charge recorded in the second quarter of 2015. Adjusted net loss was $35.8 million and $21.1 million respectively for the nine months ended September 30, 2015 and 2014. Net loss and adjusted net loss for the three and nine months ended September 30, 2015 were higher than the same periods in 2014 mainly due to higher mine operating losses as a result of lower production, lower realized gold price, severance charges and higher depreciation in 2015.

•
Cash provided by operations before working capital changes was $38.5 million for the third quarter of 2015, compared to $1.9 million in the same period in 2014. For the nine months ended September 30, 2015, cash provided by operations before working capital changes was $28.4 million, compared to $7.1 million cash used in operations before working capital changes for the same period in 2014. Cash provided by operations increased in the three and nine months periods ended September 30, 2015 due to proceeds received from the streaming transaction, offset by lower mine operating margins at Wassa and Bogoso/Prestea.

•
Capital expenditures for the third quarter of 2015 totaled $17.8 million compared to $6.0 million in the same period in 2014. The major capital expenditures in the third quarter of 2015 at Wassa included $5.4 million on expenditures relating to the development of the Wassa Underground Mine and $2.3 million on the expansion of the tailings storage facility and improvements to the processing plant. Capital expenditures at Bogoso/Prestea during the third quarter of 2015 included $6.7 million on the Prestea Underground Mine and $2.1 million on the development of the Prestea Open Pits. For the nine months ended September 30, 2015, capital expenditures totaled $43.3 million compared to $24.4 million incurred in the same period of 2014. The major capital expenditures in the first nine months of 2015 at Wassa included $15.2 million on expenditures relating to the development of the Wassa Underground and $8.1 million on improvements to the tailings storage facility and the processing plant. Capital expenditures at Bogoso/Prestea during the first nine months of 2015 included $13.7 million on the Prestea Underground Mine and $2.7 million on the development of the Prestea Open Pits.

OUTLOOK FOR 2015
Production and cost guidance for 2015 for the Company's operations remains unchanged.

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	110 - 115	850 - 990	$35
Bogoso/Prestea	95 - 100	1,065 - 1,150	29
Consolidated	205 - 215	955 - 1,050	$64
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased from $1,171 per ounce at the end of the second quarter of 2015 to $1,114 per ounce at the end of the third quarter of 2015. The Company realized an average gold price of $1,088 per ounce for gold sales during the third quarter of 2015, 7% lower than the average realized gold price of $1,271 per ounce for the same prior year quarter due to the decline in average spot price of gold and lower realized gold price on ounces delivered to RGLD Gold AG ("RGLD") with respect to the streaming agreement (See "$130 million gold stream agreement and $20 million loan" section below). During the quarter ended September 30, 2015, 6,335 ounces of gold were delivered to RGLD at an average realized gold price of $994 per ounce. The spot gold price on October 28, 2015 was $1,180 per ounce.

	Three Months Ended September 30, 2015			Nine Months Ended September 30, 2015
	$'000	Ounces	Realized price	$'000	Ounces	Realized price
Revenue - Stream arrangement
Cash proceeds	$1,431			$1,431
Deferred revenue recognized	4,874			4,874
	$6,305	6,335	$995	$6,305	6,335	$995
Revenue - Spot sales	50,147	45,563	1,101	192,462	163,940	1,174
Total revenue	$56,452	51,898	$1,088	$198,767	170,275	$1,167

$130 million gold stream agreement ("Streaming Agreement") and $20 million loan
On July 28, 2015, the Company successfully closed the $150 million streaming and loan financing with Royal Gold, Inc. (“RGI”) and its wholly-owned subsidiary RGLD. The $150 million transaction consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI. The Streaming Agreement is a contract for the future delivery of gold ounces at the contracted cash purchase price. During the quarter ended September 30, 2015, the Company has received the $20 million from RGI in a term loan and advanced payments of $55 million from RGLD in relation to the stream. The balance of the advance payments from the stream will be advanced in quarterly payments, as the Wassa and Bogoso/Prestea development projects progress on satisfaction of certain requirements.
Under the Streaming Agreement, Golden Star will initially deliver 8.5% of Bogoso/Prestea and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold will be delivered in perpetuity. The economic effective date of the transaction is April 1, 2015. The upfront $130 million payment is accounted for as a prepayment of yet-to-be delivered ounces under the contract and is recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.
During the three months ended September 30, 2015, the Company has delivered 6,335 ounces of gold to RGLD. Revenue of $6.3 million was recognized in the three months ended September 30, 2015, consisting of $1.4 million cash proceeds for ounces that have been delivered and $4.9 million of deferred revenue realized.
Bogoso refractory operation
The Company has suspended the Bogoso refractory operation at the end of the third of quarter of 2015. This is consistent with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores. As a result of the suspension of refractory operation, the Company has recorded severance charge of $13.0 million and recognized impairment of $34.4 million during the second quarter of 2015. The impairment charge was comprised of $12.9 million on material and supplies inventories, $12.8 million on refractory ore inventory and $8.7 million on mining interests.
Ghana tax legislation update
In September 2015, a new tax legislation has been enacted in Ghana. The Company is in the process of assessing the impact, if any, of this new tax law.
Power restrictions in Ghana
Since December 2014, the Volta River Authority ("VRA"), the Ghana government's subsidiary which controls Ghanaian power supply, has rationed electric power to all power users in Ghana, including the mining sector. Ghana's major power generating source, the Akosombo Hydroelectric Power Station on the Volta river has cut back its power output over the past several months due to historical low water levels in the Akosombo reservoir which feeds the Akosombo power plant.
In light of the power supply deficit in Ghana, the Company supported the Ghanaian Ministry of Power's load shedding plan introduced in December 2014. The reduction in power usage was achieved by a combination of limiting activities at the Prestea underground mine and operating our stand-by diesel generating capacity. By taking these actions, the Company was able to continue operations at Wassa and Bogoso/Prestea but the high cost of diesel for our generators has contributed to higher operating costs. As a result of the suspension of the refractory operation, the Company has reduced its overall power usage and its exposure to the load shedding.

DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
Drilling below the Wassa Main pit since late 2011 was successful in increasing the Wassa Mineral Resource. In March 2015 the results of a Feasibility Study on the economic viability of an underground mine operating in conjunction with the existing open pit mine were announced and the decision to progress with the construction of the underground mine was affirmed.
Decline development commenced in July 2015, approximately 382 meters of advance was achieved on the Main and Ventilation declines to date. Currently the declines are achieving an average advance of 7 meters per day. This advance is expected to increase over the next month as efficiencies and cycle times improve.
An update to the resource model has been completed which includes additional drilling undertaken between July 2014 (when the feasibility study resource model was completed) and March 2015. Currently the new resource model is being used to update the mine design and the production schedule. The Wassa underground orebody consists of the B Shoot (the main component of the current resource) and the F Shoot, a parallel zone of mineralization. Through recent drilling success, the F Shoot area has increased significantly in the new resource estimate and we expect to access the area in March 2016 from the decline currently being developed.
Construction of the surface infrastructure is complete and transfer from generator power to grid power is expected in the fourth quarter of 2015.
The project to date has incurred capital expenditures totaling $15.2 million. The Company expects to incur approximately $6.2 million on capital for the remainder of 2015.
Bogoso/Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and development is expected to commence in 2016. A feasibility study to restart mining is currently being finalized.  A number of high grade surface deposits exist to the south of underground mine that have historically been exploited by artisanal miners.
Prestea Open Pits
The surface deposits are host to approximately 122,000 ounces of non-refractory Mineral Reserves at an average grade of 2.24 g/t Au. The environmental permit required to mine the surface deposits was issued by the Environmental Protection Agency in June 2015 after Golden Star undertook extensive environmental and community impact assessments and local community consultations. Mining of these surface operations began early in the third quarter and approximately 20,000 - 25,000 ounces of gold are expected to be produced in 2015.
Prestea Underground
The preliminary economic assessment ("PEA") on the development of the Prestea underground mine was completed and published on SEDAR in 2014. The PEA, which is based on development of a non-mechanized mining operation, indicated a post-tax IRR of 72% and net present value of $121 million at a $1,200 per ounce gold price. Cash operating costs of $370 per ounce and All-in sustaining costs of $518 per ounce were estimated over the life of mine.
Construction capital expenditure for the underground mine was approved during the third quarter of 2015 and work has commenced on procurement for long-lead electrical and winder upgrade components.
The resource model was updated during July 2015 to include additional geotechnical and metallurgical holes drilled in 2013. The feasibility study is scheduled to be finalized in November 2015 to include these additional resources.
Rehabilitation works are ongoing in 17 level and 24 level access development and in the Central Shaft. All rehabilitation works are on schedule for completion in the first quarter of 2016. Mechanical and electrical rehabilitation work is planned to be completed in the third quarter of 2016 whereupon development will commence. Pre-development of the resource will take place from the fourth quarter of 2016 to mid-2017. Stoping is expected to start in mid-2017, ramping up to 500 tonnes per day by the end of the 2017.
During the nine months ended September 30, 2015, the Company incurred capital expenditures totaling $13.7 million at the underground operation. The Company expects to incur approximately $7.7 million of capital expenditures for the remainder of 2015.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2015	2014	2015	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	$31,702	$28,936	$89,429	$111,755

Mine operating expenses	$'000	23,389	24,672	72,620	88,108
Severance charges	$'000	1,013	—	1,816	—
Royalties	$'000	1,617	1,449	4,506	5,594
Operating costs (to)/from metals inventory	$'000	(1,178)	(324)	(1,655)	(2,019)
Inventory net realizable value adjustment	$'000	—	481	1,524	800
Cost of sales excluding depreciation and amortization	$'000	24,841	26,278	78,811	92,483
Depreciation and amortization	$'000	3,713	3,015	10,454	10,180
Mine operating margin/(loss)	$'000	$3,148	$(357)	$164	$9,092

Capital expenditures	$'000	8,506	3,751	25,911	10,465

WASSA OPERATING RESULTS
Ore mined	t	728,046	630,944	2,042,079	2,003,004
Waste mined	t	2,658,218	2,316,733	7,708,452	9,568,490
Ore processed	t	635,332	612,611	1,875,128	1,977,567
Grade processed	g/t	1.51	1.20	1.36	1.44
Recovery	%	92.9	91.9	93.2	92.5
Gold sales	oz	28,848	22,716	76,871	87,000

Cash operating cost per ounce[1]	$/oz	770	1,072	923	990
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended September 30, 2015 compared to three months ended September 30, 2014
Production
Gold sales were 28,848 ounces for the third quarter of 2015, a 27% increase from the 22,716 ounces sold during the same period of 2014 due to higher throughput, higher grade processed and higher recovery. Throughput was lower in the same quarter in 2014 due to a mechanical failure of the crusher that resulted in a six day interruption of the ore crushing process.
Gold revenues
Gold revenues were $31.7 million for the third quarter of 2015, compared to $28.9 million for the same period in 2014. The increase was due to a 27% increase in ounces of gold sold, offset by the decline in the average realized gold price to $1,099 per ounce in the third quarter of 2015, compared to $1,274 per ounce for the same quarter in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $24.8 million during the third quarter of 2015, compared to $26.3 million incurred during the same period of 2014. The lower cost of sales is due to the implementation of cost saving measures resulting in lower mine operating expense in the third quarter of 2015 compared to same prior year period. Mining costs in the third quarter of 2015 were also lower compared to the same quarter in 2014 as a result of lower fuel prices.

Depreciation and amortization
Depreciation and amortization for the third quarter of 2015 increased to $3.7 million from $3.0 million during the same period in 2014. The depreciation and amortization expense in the third quarter of 2015 was higher as a result of higher production compared to the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the third quarter of 2015 was $770, compared to $1,072 in the same period in 2014. The lower cash operating cost per ounce was due to 27% increase in gold production and a 26% decrease in mine operating expense.
Capital expenditures
Capital expenditures for the third quarter of 2015 totaled $8.5 million compared with $3.8 million during the same period in 2014. Sustaining capital expenditures totaled $1.3 million during the three months ended September 30, 2015 compared to $1.5 million incurred the comparable period of 2014. Development capital expenditures totaled $7.2 million during the three months ended September 30, 2015 and $2.3 million in the same period of 2014. Development capital expenditures in the third quarter of 2015 included $5.8 million on expenditures relating to the development of the Wassa Underground Mine and $1.0 million on the improvement of the tailings storage facility.
Nine Months Ended September 30, 2015 compared to nine months ended September 30, 2014
Production
Gold sales were 76,871 ounces for the nine months ended September 30, 2015, a 12% decrease from the 87,000 ounces sold during the same period in 2014 due to lower grade and throughput. Production was higher in the period of 2014 as Wassa had ore feed from the higher grade Father Brown pit. Mining at Father Brown was completed in the second quarter of 2014.
Gold revenues
Gold revenues were $89.4 million for the nine months ended September 30, 2015, compared to $111.8 million for the same period in 2014. The decrease was due to a 12% decrease in ounces of gold sold and the decline in the average realized gold price to $1,163 per ounce for the nine months ended September 30, 2015, compared to $1,285 per ounce for the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa was $78.8 million for the nine months ended September 30, 2015, $13.7 million lower than the $92.5 million incurred during the same period in 2014. The lower cost of sales is mainly related to the $15.5 million decrease in mine operating expenses. Lower mining and processing costs incurred during 2015 and the completion of mining of the Father Brown pit contributed to the lower mine operating expenses for the nine months ended September 30, 2015.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2015 totaled $10.5 million compared to $10.2 million for the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the nine months ended September 30, 2015 totaled $923, down 7% from $990 in the same period of 2014. The lower cash operating cost per ounce was due to a decline in mine operating expense as a result of cost saving measures implemented.
Capital expenditures
Capital expenditures for the nine months ended September 30, 2015 were $25.9 million compared with $10.5 million in the same period in 2014. Sustaining capital expenditures were $5.3 million for the nine months ended September 30, 2015 compared to $2.4 million in the same period in 2014. Development capital expenditures were $20.6 million for the nine months ended September 30, 2015 compared to $8.1 million in 2014. Development capital expenditures in the nine months ended September 30, 2015 included $15.2 million on expenditures relating to the development of the Wassa Underground Mine, $3.8 million on the improvement of the tailings storage facility and $1.5 million developmental drilling at Wassa.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Bogoso, Ghana. Bogoso has a CIL processing facility which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). The Company has suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consists of an existing underground mine, neighbouring open pit deposits and associated support facilities. Bogoso currently process the Prestea open pit ore through the Bogoso non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea underground mine is currently being refurbished and development is expected to commence in 2016.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2015	2014	2015	2014
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$24,750	$48,822	$109,338	$130,574

Mine operating expenses	$'000	30,963	43,007	110,741	136,474
Severance charges	$'000	—	2,028	13,041	2,028
Royalties	$'000	1,294	2,442	5,526	6,533
Operating costs from metals inventory	$'000	(1,899)	(2,981)	(1,979)	(4,669)
Inventory net realizable value adjustment	$'000	—	—	—	653
Cost of sales excluding depreciation and amortization	$'000	30,358	44,496	127,329	141,019
Depreciation and amortization	$'000	1,812	3,256	19,831	7,889
Mine operating (loss)/margin	$'000	$(7,420)	$1,070	$(37,822)	$(18,334)

Capital expenditures	$'000	9,283	2,201	17,414	13,971

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	60,533	775,241	1,230,333	1,933,073
Ore mined non-refractory	t	179,186	—	179,186	—
Total ore mined	t	239,719	775,241	1,409,519	1,933,073
Waste mined	t	605,715	2,142,733	2,709,071	10,343,213
Refractory ore processed	t	435,185	559,122	1,520,541	1,877,150
Refractory ore grade	g/t	1.66	2.67	2.15	2.15
Gold recovery - refractory ore	%	60.4	72.7	67.5	69.5
Non-refractory ore processed	t	289,346	315,349	1,091,364	1,050,444
Non-refractory ore grade	g/t	1.35	1.07	1.02	0.94
Gold recovery - non-refractory ore	%	68.0	42.4	51.6	39.2
Gold sold - refractory	oz	15,648	33,610	75,939	88,240
Gold sold - non-refractory	oz	7,402	4,844	17,465	13,463
Gold sales - total	oz	23,050	38,454	93,404	101,703

Cash operating cost per ounce [1]	$/oz	1,261	1,041	1,164	1,296
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended September 30, 2015 compared to three months ended September 30, 2014
Production
Bogoso/Prestea gold sales were 23,050 ounces for the third quarter of 2015 compared to 38,454 ounces during the same period of 2014. Refractory gold sales decreased to 15,648 ounces in the third quarter of 2015 from the 33,610 ounces sold in the same period of 2014 due to lower plant throughput, lower ore grade processed and lower recovery. The refractory operation was suspended at the end of the third quarter of 2015.
Non-refractory gold sales increased to 7,402 ounces in the third quarter of 2015, up 53% from the 4,844 ounces sold in the same period of 2014. Mining and processing of non-refractory ore at the Prestea open pit began in the third quarter of 2015, resulting in the increase in non-refractory grade, recovery and production. In order to process the higher grade Prestea open pit ore, the processing of the reclaimed tailings material were suspended in the third quarter of 2015. The gold sold attributable to Prestea open pit was 5,173 ounces in the third quarter of 2015.
Gold revenues
Gold revenues for the third quarter of 2015 were $24.8 million, down $24.0 million from $48.8 million in the third quarter of 2014 as a result of lower gold production and a lower realized gold price. Gold sold totaled 23,050 ounces in the third quarter of 2015, down 40% ounces from 38,454 ounces sold in the same period of 2014. The realized gold price was also down 15%, averaging $1,074 per ounce in the third quarter of 2015, compared with $1,270 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $30.4 million for the third quarter of 2015, down 31% from $44.5 million for the same period in 2014. The decrease was a result of the suspension of the refractory operation and the commencement of mining and processing of lower cost Prestea oxide ore through the non-refractory plant.
Depreciation and amortization
Depreciation and amortization expense decreased to $1.8 million for the third quarter of 2015 from $3.3 million for the third quarter of 2014. The depreciation and amortization expense in the third quarter of 2015 was lower as a result of lower production compared to the same period in 2014 as well as the impairment charge on the refractory assets recorded in the second quarter of 2015.
Cash operating cost per ounce
Cash operating cost per ounce was $1,261 for the third quarter of 2015, compared to $1,041 for the same period in 2014 due to lower refractory production as refractory operation was suspended at the end of the third quarter of 2015. Cash operating costs for the third quarter of 2015 were $29.1 million, down from $40.0 million during the same period in 2014 mainly due to lower mine operating expenses as a result of the suspension of the refractory operation.
Capital expenditures
Capital expenditures for the third quarter of 2015 were $9.3 million compared to $2.2 million incurred during the same period in 2014 as a result of an increase in development capital expenditures. Development capital expenditures increased to $8.8 million in the third quarter of 2015 compared to $1.9 million in the same period in 2014. Development capital expenditures in the third quarter of 2015 included $6.7 million on the Prestea Underground Mine and $2.1 million on the development of the Prestea open pit mines.
Nine Months Ended September 30, 2015 compared to nine months ended September 30, 2014
Production
Bogoso/Prestea gold sales were 93,404 ounces for the nine months ended September 30, 2015, down 8% compared to 101,703 ounces for the same period in 2014. Refractory gold sales decreased to 75,939 ounces in the first nine months of 2015 from the 88,240 ounces sold in 2014 as a result of lower plant throughput and lower recovery during the nine months ended September 30, 2015. The refractory operation was suspended at the end of the third quarter of 2015 which also resulted in lower production. Non-refractory gold sales increased to 17,465 ounces in the first nine months of 2015, up 30% from the 13,463 ounces sold in the same period in 2014 as a result of higher throughput, higher ore grade processed and higher recovery achieved during the nine months ended September 30, 2015. This increased due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015.
Gold revenues
Gold revenues for the nine months ended September 30, 2015 were $109.3 million compared to $130.6 million in the same period in 2014. Gold sold totaled 93,404 ounces in the nine months ended September 30, 2015, down 8% from 101,703 ounces sold in the same period in 2014. The realized gold price was also down 9%, averaging $1,171 per ounce in the first nine months of 2015, compared with $1,284 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $127.3 million for the nine months ended September 30, 2015, down from $141.0 million for the same period in 2014. Mine operating expenses totaled $110.7 million, 19% lower than the $136.5 million incurred during the same period in 2014 mainly as a result of less material mined in the refractory operation, offset by the $13.0 million severance charge recorded during the second quarter of 2015 in anticipation of the suspension of refractory operation. The build up of inventory in the first nine months of 2015 decreased by $2.7 million compared to the same period in 2014.
Depreciation and amortization
Depreciation and amortization expense increased to $19.8 million for the nine months ended September 30, 2015, compared to $7.9 million for the same period in 2014. The depreciation and amortization expense for the nine months ended September 30, 2015 was impacted by the lower reserve and resource estimates of the refractory operations compared to the same period in 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,164 for the nine months ended September 30, 2015, compared to $1,296 for the same period in 2014. The higher cash operating cost per ounce in 2014 was due mainly to higher mining cost per tonne as a result of higher strip ratio at Chujah and higher processing cost per tonne milled on materials from tailings. Cash operating costs for the nine months ended September 30, 2015 were $108.8 million, down from $131.8 million during the same period in 2014 due mainly to lower mine operating expenses achieved as a result of lower headcount and less material mined resulting in lower mining costs.
Capital expenditures
Capital expenditures for the nine months ended September 30, 2015 were $17.4 million compared to $14.0 million during the same period in 2014. Development capital expenditures were $16.4 million in the first nine months of 2015 compared to $12.6 million in the same period in 2014. Development capital expenditures in the nine months ended September 30, 2015 included $13.7 million on the Prestea Underground Mine and $2.7 million on the development of the Prestea open pit mines.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Revenues	$56,452	$65,796	$76,519	$86,586	$77,758	$79,567	$85,004	$96,034
Cost of sales excluding depreciation and amortization	55,199	78,738	72,203	71,410	70,774	78,432	84,296	88,550
Net (loss)/income	(8,526)	(68,988)	(15,113)	(53,545)	1,165	(6,708)	(24,353)	(165,304)
Net income/(loss) attributable to shareholders of Golden Star	(6,832)	(61,503)	(13,127)	(48,155)	2,593	(5,153)	(22,364)	(148,576)
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.03)	$(0.24)	$(0.05)	$(0.19)	$0.01	$(0.02)	$(0.09)	$(0.57)

LIQUIDITY AND FINANCIAL CONDITION
The Company held $27.7 million in cash and cash equivalents as of September 30, 2015, down from $39.4 million at December 31, 2014. During the nine months ended September 30, 2015, operations provided $47.5 million of cash, investing activities used cash of $45.0 million and financing activities provided cash of $14.2 million.
Before working capital changes, operations provided $28.4 million of operating cash flow during the nine months ended September 30, 2015, compared to $7.1 million used by operations in the same period in 2014 due to the $55 million proceeds received during the third quarter of 2015 in accordance with the Streaming Agreement. Working capital changes provided $19.1 million during the first nine months of 2015, compared to $5.2 million provided by working capital in the same period in 2014. The working capital changes in the first mine months of 2015 related to $12.7 million increase in accounts payable and accrued liabilities, $7.6 million decrease in accounts receivable offset by $1.3 million increase in inventory.
The working capital deficit increased from $32.0 million at December 31, 2014 to $88.6 million at September 30, 2015 mainly due to decrease in cash and cash equivalents and inventories, increase in current portion of deferred revenue relating to the stream agreement with RGLD by a $12.6 million and increased of current accounts payable increased from $123.5 million at December 31, 2014 to $131.5 million at September 30, 2015.
Investing activities used $45.0 million during the first nine months of 2015, which included $15.2 million on the development of the Wassa underground mine, $13.7 million on the Prestea Underground Mine, $2.7 million on the development of the Prestea open pit mines and $8.1 million on upgrades of the tailing facility and the processing plant at Wassa.

Financing activities used $14.2 million cash in the first nine months of 2015 compared to $1.6 million provided in the same period in 2014. During the nine months ended September 30, 2015, the Company drew down $15.0 million on Ecobank loan II and received $20.0 million from the loan financing with RGI. The Company incurred $39.2 million to settle the Ecobank I loan in full and made additional $8.7 million of debt repayments in the nine months ended September 30, 2015. During the same period in 2014, the Company drew down a total of $10 million under the Ecobank Loan I and made $8.4 million principal repayments of debt.
LIQUIDITY OUTLOOK
On July 28, 2015, the Company successfully closed the $150 million streaming and financing with RGI and its wholly-owned subsidiary RGLD that was initially announced on May 7, 2015. The $150 million transaction consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI. Golden Star has received the $20 million proceeds from RGI term loan and advance stream payments of $55 million from RGLD. The Company expects to receive $75 million of quarterly payments upon satisfaction of development progress of the Wassa and Prestea underground mines.
As of September 30, 2015, the Company had $27.7 million in cash. Working capital deficit increased from $32.0 million at December 31, 2014 to $88.6 million at June 30, 2015 mainly due to decrease in cash and cash equivalents, decrease in inventories and increase in accounts payable from $123.5 million at December 31, 2014 to $131.5 million at September 30, 2015.
As a component of the plan to suspend the Bogoso refractory processing plant, the Company has recognized $13 million of severance charges in the second quarter of 2015 and is in the process of determining any further costs associated with the suspension.
The Company expects that the cash balance, the existing Ecobank Loan II and the proceeds from the streaming agreement with RGLD and the higher mine operating margin from the Prestea open pits will be sufficient to fund operations and capital expenditures as required for the development of the Wassa underground and the Prestea surface and underground mines.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$1,140	$91,322	$25,001		$117,463
Finance leases	277	2,880	—	—	3,157
Interest on long term debt	2,803	13,919	1,690	—	18,412
Other long term liabilities[2]	—	12,278	—	—	12,278
Purchase obligations	4,012	—	—	—	4,012
Rehabilitation provisions[3]	7,087	14,389	15,353	52,148	88,977
Total	$15,319	$134,788	$42,044	$52,148	$244,299

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan II, the loan from RGI and the equipment financing loans. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	This amount represents the agreement with the electricity provider in Ghana, Volta River Authority, for deferral of payments of certain accounts payable to 2016 and 2017.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in the three and nine months ended September 30, 2015 and 2014 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2,014
Salaries, wages, and other benefits	$508	$534	$1,902	$1,729
Bonus	327	—	983	868
Share-based compensation	97	199	664	950
	$932	$733	$3,549	$3,547
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Cost of sales excluding depreciation and amortization	$55,199	$70,774	$206,140	$233,502
Severance charges	(1,013)	(2,028)	(14,857)	(2,028)
Royalties	(2,911)	(3,891)	(10,032)	(12,127)
Metals inventory net realizable value adjustment	—	(481)	(1,524)	(1,452)
Cash operating costs	51,275	64,374	179,727	217,895
Royalties	2,911	3,891	10,032	12,127
Metals inventory net realizable value adjustment	—	481	1,524	1,452
Accretion of rehabilitation provision	440	436	1,321	1,309
General and administrative costs	3,299	3,722	11,760	13,548
Sustaining capital expenditures	1,815	1,841	6,312	3,752
All-in sustaining costs	$59,740	$74,745	$210,676	$250,083

Ounces sold	51,898	61,170	170,275	188,703
Cost per ounce measures ($/oz):
Cash operating cost per ounce	988	1,052	1,056	1,155
All-in sustaining cost per ounce	1,151	1,222	1,237	1,325
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended September 30, 2015

	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$24,841	$30,358	$55,199
Severance charges	(1,013)	—	(1,013)
Royalties	(1,617)	(1,294)	(2,911)
Metals inventory net realizable value adjustment	—	—	—
Cash operating costs	$22,211	$29,064	$51,275

Ounces sold	28,848	23,050	51,898

Cash operating cost per ounce	$770	$1,261	$988

	Three Months Ended September 30, 2014

	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$26,278	$44,496	$70,774
Severance charges	—	(2,028)	(2,028)
Royalties	(1,449)	(2,442)	(3,891)
Metals inventory net realizable value adjustment	(481)	—	(481)
Cash operating costs	$24,348	$40,026	$64,374

Ounces sold	22,716	38,454	61,170

Cash operating cost per ounce	$1,072	$1,041	$1,052

	Nine Months Ended September 30, 2015

	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$78,811	$127,329	$206,140
Severance charges	(1,816)	(13,041)	(14,857)
Royalties	(4,506)	(5,526)	(10,032)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$70,965	$108,762	$179,727

Ounces sold	76,871	93,404	170,275

Cash operating cost per ounce	$923	$1,164	$1,056

	Nine Months Ended September 30, 2014

	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$92,483	$141,019	$233,502
Severance charges	—	(2,028)	(2,028)
Royalties	(5,594)	(6,533)	(12,127)
Metals inventory net realizable value adjustment	(799)	(653)	(1,452)
Cash operating costs	$86,090	$131,805	$217,895

Ounces sold	87,000	101,703	188,703

Cash operating cost per ounce	$990	$1,296	$1,155
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net loss attributable to Golden Star shareholders
The table below shows the reconciliation of net loss attributable to Golden Star shareholders to adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss attributable to Golden Star shareholders	$(6,832)	$2,593	$(81,462)	$(24,924)
Add back:
Loss/(gain) on fair value of 5% Convertible Debentures	(4,911)	(5,743)	91	2,039
Severance charges	1,013	2,028	14,857	2,028
Impairment charges	—	—	34,396	—
	(10,730)	(1,122)	(32,118)	(20,857)
Adjustments attributable to non-controlling interest	(101)	(203)	(3,648)	(203)
Adjusted net loss attributable to Golden Star shareholders	$(10,831)	$(1,325)	$(35,766)	$(21,060)

Adjusted net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.04)	$(0.01)	$(0.14)	$(0.08)
Weighted average shares outstanding - basic and diluted (millions)	259.7	259.4	259.6	259.3
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Convertible Debentures, non-cash impairment charges and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of October 28, 2015, there were 259,897,095 common shares of the Company issued and outstanding, 16,246,891 stock options outstanding, 3,599,963 deferred share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014. During the quarter ended September 30, 2015, critical accounting judgments, estimates and assumptions used with respect to the streaming and loan agreements with RGLD and RGI are disclosed below:
Deferred Revenue
Deferred revenue consists of payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement. As deliveries are made, the Company will record a portion of the deferred revenue as sales, on a unit of production basis over the volume of gold expected to be delivered during the term of the streaming arrangement. The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered under the Stream Arrangement over the life of the arrangement. This estimate is re-evaluated at each reporting period with any resulting changes in estimate reflected prospectively.
The Streaming Agreement has been recorded as a contract for the future delivery of gold ounces at the contracted price. The upfront payments are accounted for as prepayments of yet-to-be delivered ounces under the contract and are recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.
Significant judgment is required in determining the appropriate accounting for the RGLD Streaming Agreement that has been entered into. Management has determined that based on the agreements reached that RGLD assumes significant business risk associated with the timing and amount of ounces of gold being delivered. As such, the deposits received from RGLD have been recorded as deferred revenue liabilities in the condensed interim consolidated balance sheets. If judgment was altered and it was determined that Golden Star assumed the significant business risks associated with delivering the gold ounces, then the deposits would be classified as financial liabilities and would be recorded in the condensed interim consolidated balance sheets at fair value.
Fair value of warrants
As part of the term loan transaction with RGI, 5,000,000 warrants to purchase Golden Star shares were issued to RGI. Warrant pricing models require the input of certain assumptions including price volatility and expected life. Changes in these assumptions could affect the reported fair value of the warrants. The warrants have a $0.27 exercise price and expire on the fourth year anniversary of the date of issuance.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the condensed interim consolidated financial statements for the nine months ended September 30, 2015.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at September 30, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$27,673	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	7,222	Loans and receivables	Foreign exchange/Credit
Trade and other payables	85,096	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	47,937	Fair value through profit and loss	Interest
Warrants	533	Fair value through profit and loss	Market price
Royal Gold loan, net of fees	18,046	Amortized cost	Interest
Ecobank Loan II, net of fees	14,406	Amortized cost	Interest
Equipment financing facility	4,973	Amortized cost	Interest
Finance leases	3,157	Amortized cost	Interest
Other long term liabilities	10,454	Amortized cost	Interest
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan I and II, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the other long term liabilities has been discounted to reflect its fair value.
Fair value through profit or loss
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and nine months ended September 30, 2015, a revaluation gain of $4.9 million and a revaluation loss of $0.1 million were recorded respectively.

Warrants - The fair value of the warrants is estimated based on the Black-Scholes model. For the three months ended September 30, 2015, a revaluation gain of $0.1 million was recorded.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but is not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's increase in accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2014 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.

ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2014, is available under the Company's profile on SEDAR at www.sedar.com.